TSX, NYSE - HBM 2023 No. 2

25 York Street, Suite 800 Toronto, Ontario Canada M5J 2V5 tel 416 362-8181 fax 416 362-7844 hudbay.com	News Release

Hudbay Announces Fourth Quarter and Full Year 2022 Results and Provides Annual Guidance

Toronto, Ontario, February 23, 2023 - Hudbay Minerals Inc. ("Hudbay" or the "company") (TSX, NYSE:HBM) today released its fourth quarter and full year 2022 financial results and annual production and cost guidance. All amounts are in U.S. dollars, unless otherwise noted.

Fourth Quarter and Full Year Operating and Financial Results

  Achieved 2022 consolidated production guidance for all metals and consolidated cash cost and sustaining cash cost guidance.
  Full year consolidated copper production of 104,173 tonnes, consolidated gold production of 219,700 ounces and consolidated silver production of 3,161,294 increased by 5%, 13% and 4%, respectively, in 2022 compared to 2021.
  The Peru operations delivered strong performance in the fourth quarter with a 21% increase in copper production and a 64% increase in gold production, compared to the third quarter of 2022, as grades and recoveries improved. The fourth quarter of 2022 was a record quarter for gold production in Peru. Peru's cash cost per pound of copper produced, net of by-product creditsi, improved to $1.34 in the fourth quarter, representing a 20% decline compared to the third quarter of 2022.
  The Manitoba operations saw a 6% increase in Lalor's ore production in the fourth quarter compared to the third quarter of 2022, and the Lalor mine continues to ramp up following the transition of Flin Flon employees to Snow Lake. Manitoba's full year gold cash cost per ounce of gold produced, net of by-product creditsi, was 1% below the low end of the annual guidance range.
  Full year consolidated cash cost and sustaining cash cost per pound of copper produced, net of by-product creditsi, were $0.86 and $2.07, respectively, and similar to 2021 levels, despite inflationary cost pressures which were offset by higher copper production and higher by-product credits.
  Fourth quarter net loss and loss per share were $17.4 million and $0.07, respectively. After adjusting for a non-cash loss of $13.5 million related to a quarterly revaluation of the Flin Flon environmental reclamation provision due to changes in real, long-term risk-free discount rates, and an $8.0 million revaluation loss related to the gold prepayment liability, among other items, fourth quarter adjusted earningsi per share were $0.01.
  Operating cash flow before change in non-cash working capital was $109.1 million and adjusted EBITDAi was $124.7 million in the fourth quarter, an increase of 34% and 26%, respectively, over the third quarter of 2022, benefiting from higher copper sales volumes and higher molybdenum prices and sales volumes, but negatively impacted by a temporary buildup of unsold inventory in Peru.
  Constancia continued to operate throughout nation-wide road blockades in Peru in December, and while the company was successful in completing two port shipments in December, inventory of approximately 25,000 wet metric tonnes of copper concentrate in Peru was unsold at the end of the quarter.

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Executing on Growth Initiatives and Disciplined Capital Allocation

  Successful completion of recent brownfield investment program in 2022 with the Pampacancha satellite deposit contributing higher grade feed to Constancia and the New Britannia mill operating at targeted capacity.
  Invested approximately $80 million in 2022 to successfully execute a new strategy at Copper World focused on project de-risking. The pre-feasibility study for Phase I of Copper World is well-advanced with the main facility engineering completed and metallurgical test work being analyzed as part of the concentrate leaching trade off evaluations.
  Reached a community exploration agreement in 2022 to access the Maria Reyna and Caballito satellite properties located north of Constancia in Peru. Completed the surface investigation work needed to support drill permit applications.
  Initiated deep drilling at Lalor in January 2023 to test the down-dip gold and copper extensions and potentially unlock further value in Snow Lake.
  The Stall recovery improvement program is well-advanced and remains on track for completion in early 2023 with higher gold and copper recoveries expected to commence in the second quarter of 2023.
  Reinvigorated focus on free cash flow and delivered on discretionary spending reduction targets by reducing 2022 growth capital and exploration spending by approximately $30 million in Arizona, Manitoba and Peru.
  Reduced 2023 discretionary spending by more than $50 million primarily related to the deferral of the Copper World definitive feasibility study and the pebble crusher in Peru.
  Repaid approximately 50% of the original gold prepayment liability in 2022 and the company remains focused on reducing net debt throughout 2023.
  Prudent approach to capital allocation demonstrated with the introduction of three prerequisites for sanctioning Copper World, including a prudent financing strategy with multi-faceted financial targets focused on a minimum cash balance, a stated maximum leverage, limited non-recourse project level debt and committed financial partners.

"We delivered on our plan for higher copper production in Peru and higher gold production in Manitoba in 2022, as a result of the successful completion of approximately $250 million in brownfield investments," said Peter Kukielski, President and Chief Executive Officer. "We are proud to have achieved consolidated production guidance as the team successfully managed the regional logistics and supply chain challenges in Peru at the end of the year and we benefitted from the ongoing optimization efforts at our Snow Lake operations. Our focus for 2023 is to generate free cash flow through continued increases in copper and gold production and remain disciplined with capital allocation as we de-risk the Copper World project in Arizona and unlock value from our exciting pipeline of organic growth opportunities."

2023 Annual Guidance and Outlook

  Consolidated copper production is forecast to increase by 10%ii to 114,000ii tonnes in 2023, compared to 2022, with higher grades from the Pampacancha deposit in Peru.
  Consolidated gold production is forecast to increase by 30%ii to 285,500ii ounces, compared to 2022, due to significantly higher gold production in Peru and Manitoba.
  Consolidated copper and gold production is expected to further increase in 2024, similar to the previously issued guidance, and 2025 copper and gold production is expected to benefit from an extension of mining activities at Pampacancha into the first half of 2025.
  Consolidated cash cost, net of by-product creditsi, in 2023 is expected to decline by 30%ii and be within a range of $0.40 and $0.80 per pound of copper as a result of higher copper production and gold by-product credits.
  Approximately $65 million reduction in growth capital expenditures and exploration spending is expected in 2023 compared to 2022.
  Total capital expenditures are expected to decline by 13% year-over-year to $300 million in 2023.

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  Exploration expenditures are expected to decline by 61% in 2023 as activities are focused on areas with high potential for new discovery and mineral reserve and resource expansion.

Summary of Fourth Quarter Results

Consolidated copper production in the fourth quarter of 2022 was 29,305 tonnes, an increase of 20% compared to the third quarter of 2022, primarily due to higher copper grades in Peru. Consolidated gold production in the fourth quarter of 2022 was 53,920 ounces, a slight increase from the third quarter of 2022 as higher gold grades in Peru partially offset lower Lalor gold grades in Manitoba.

Consolidated cash cost per pound of copper produced, net of by-product creditsi, was $1.08 in the fourth quarter of 2022, compared to $0.58 in the third quarter of 2022. This increase was a result of lower zinc and precious metal sales volumes and continued inflationary cost pressures, partially offset by higher copper production. Consolidated sustaining cash cost per pound of copper produced, net of by-product creditsi, was $2.21 in the fourth quarter of 2022 compared to $1.91 in the third quarter of 2022. This increase was primarily due to the same reasons outlined above and higher capitalized exploration, slightly offset by lower sustaining capital expenditures. Consolidated all-in sustaining cash cost per pound of copper produced, net of by-product creditsi, was $2.41 in the fourth quarter of 2022, higher than $2.16 in the third quarter of 2022, due to the same reasons outlined above.

Cash generated from operating activities in the fourth quarter of 2022 decreased to $86.4 million compared to $172.5 million in the third quarter of 2022, primarily due to a decrease in changes in non-cash working capital. Peru operations were impacted by increasing social unrest following a change in political leadership in December 2022, which resulted in lower-than-planned grades in the fourth quarter. Constancia continued to operate throughout these disruptions with the continued strong support from the local communities and the company's local workforce. Operating cash flow before change in non-cash working capital was $109.1 million during the fourth quarter of 2022, reflecting an increase from $81.6 million in the third quarter of 2022, primarily as a result of higher copper, gold and molybdenum prices and higher copper sales volumes.

Net loss and loss per share in the fourth quarter of 2022 were $17.4 million and $0.07, respectively, compared to a net loss and loss per share of $8.1 million and $0.03, respectively, in the third quarter of 2022. The 2022 fourth quarter results were negatively impacted by a non-cash loss of $13.5 million related to the quarterly revaluation of the Flin Flon environmental reclamation provision due to changes in real, long-term discount rates, an $8.0 million revaluation loss related to the gold prepayment liability and a $5.8 million loss on changes to other provisions. These costs were offset by a $2.4 million Manitoba post-employment plan curtailment gain.

Adjusted net earningsi and adjusted net earnings per sharei in the fourth quarter of 2022 were $2.6 million and $0.01 per share, respectively, after adjusting for the non-cash revaluation loss of the environmental reclamation provision and the revaluation loss related to the gold prepayment liability, among other items. This compares to adjusted net lossi and adjusted net loss per sharei of $12.4 million, and $0.05 in the third quarter of 2022. Fourth quarter adjusted EBITDAi was $124.7 million, an increase of 26% from $99.3 million in the third quarter of 2022.

As at December 31, 2022, the company's liquidity includes $225.7 million in cash as well as undrawn availability of $354.3 million under its revolving credit facilities. Hudbay expects that its current liquidity combined with cash flow from operations, will be sufficient to meet the company's liquidity needs for the foreseeable future.

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Summary of Full Year Results

Hudbay achieved its 2022 consolidated production guidance for all metals. However, production of copper and gold was at the lower end of the guidance range primarily due to lower-than-planned grades in the fourth quarter in Peru caused by short-term mine plan changes that were implemented to mitigate the risks associated with logistical and supply chain disruptions in Peru.

Consolidated cash costs per pound of copper produced, net of by-product creditsi, in 2022 was $0.86 compared to $0.74 in 2021 and consolidated sustaining cash cost per pound of copper produced, net of by-product creditsi, in 2022 remained substantially unchanged from 2021 at $2.07. Both measures remained in line with the 2022 guidance ranges.

Cash generated from operating activities increased to $487.8 million in 2022 from $385.1 million in 2021. A portion of the increase is due to changes in non-cash working capital caused primarily by timing and changes in provisionally priced receivables and changes to other financial assets, liabilities and inventories. Operating cash flow before changes in non-cash working capital decreased to $391.7 million from $483.9 million in 2021. The decrease is the result of lower copper prices, lower zinc sales volumes and inflationary cost pressures on mine operating costs, partially offset by higher zinc prices and higher gold sales volumes. Zinc sales volumes were lower than the prior year due to the planned closure of the company's 777 mine in June 2022.

Net earnings and earnings per share for 2022 were $70.4 million and $0.27, respectively, compared to a net loss and loss per share of $244.4 million and $0.93, respectively, in 2021. The prior period results were negatively impacted by a $193.5 million revaluation of the Flin Flon environmental reclamation provision resulting in an impairment charge of the same amount as well as a $66.7 million in mark-to-market loss mostly from $49.8 million of write-offs for a non-cash embedded derivative on the early redemption option associated with the company's extinguished senior unsecured notes. Full year 2022 net earnings benefited from a non-cash gain of $133.5 million related to the revaluation of the Flin Flon environmental reclamation provision. The full year 2022 financial results were negatively impacted by a $95.0 million pre-tax impairment loss related to certain specific capitalized costs and assets associated with the previous stand-alone development plan for the Rosemont deposit, which were determined to no longer be recoverable.

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Financial Condition ($000s)	Dec. 31, 2022	Sep. 30, 2022	Dec. 31, 2021
Cash and cash equivalents	225,665	286,117	270,989
Total long-term debt	1,184,162	1,183,237	1,180,274
Net debt[1]	958,497	897,120	909,285
Working capital[2]	76,534	99,807	147,512
Total assets	4,325,943	4,287,794	4,616,231
Equity	1,571,809	1,570,889	1,476,828

1 Net debt is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

2 Working capital is determined as total current assets less total current liabilities as defined under IFRS and disclosed on the consolidated financial statements.

Financial Performance		Three Months Ended
		Dec. 31, 2022	Sep. 30, 2022	Dec. 31, 2021
Revenue	$000s	321,196	346,171	425,170
Cost of sales	$000s	251,520	313,741	343,426
(Loss) earnings before tax	$000s	(14,287)	(263)	(149)
Net (loss) earnings	$000s	(17,441)	(8,135)	(10,453)
Basic and diluted (loss) earnings per share	$/share	(0.07)	(0.03)	(0.04)
Adjusted earnings (loss) per share[1]	$/share	0.01	(0.05)	0.13
Operating cash flow before change in non-cash working capital	$ millions	109.1	81.6	156.9
Adjusted EBITDA[1]	$ millions	124.7	99.3	180.8
		Year Ended
		Dec. 31, 2022	Dec. 31, 2021
Revenue	$000s	1,461,440	1,501,998
Cost of sales	$000s	1,184,552	1,370,979
Earnings (loss) before tax	$000s	95,815	(202,751)
Net earnings (loss)	$000s	70,382	(244,358)
Basic and diluted (loss) earnings per share	$/share	0.27	(0.93)
Adjusted earnings per share[1]	$/share	0.10	0.09
Operating cash flow before change in non-cash working capital	$ millions	391.7	483.9
Adjusted EBITDA[1]	$ millions	475.9	547.8

[1] Adjusted earnings (loss) per share and adjusted EBITDA are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

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Consolidated Production and Cost Performance		Three Months Ended
		Dec. 31, 2022	Sep. 30, 2022	Dec. 31, 2021
Contained metal in concentrate and doré produced[1]
Copper	tonnes	29,305	24,498	28,198
Gold	ounces	53,920	53,179	64,159
Silver	ounces	795,015	717,069	899,713
Zinc	tonnes	6,326	9,750	23,207
Molybdenum	tonnes	344	437	275
Payable metal sold
Copper	tonnes	25,415	24,799	24,959
Gold[2]	ounces	47,256	66,932	56,927
Silver[2]	ounces	559,306	816,416	638,640
Zinc[3]	tonnes	8,230	12,714	21,112
Molybdenum	tonnes	421	511	245
Consolidated cash cost per pound of copper produced[4]
Cash cost	$/lb	1.08	0.58	0.51
Sustaining cash cost	$/lb	2.21	1.91	1.95
All-in sustaining cash cost	$/lb	2.41	2.16	2.20
		Year Ended
		Dec. 31, 2022	Dec. 31, 2021
Contained metal in concentrate and doré produced[1]
Copper	tonnes	104,173	99,470
Gold	ounces	219,700	193,783
Silver	ounces	3,161,294	3,045,481
Zinc	tonnes	55,381	93,529
Molybdenum	tonnes	1,377	1,146
Payable metal sold
Copper	tonnes	94,473	92,200
Gold[2]	ounces	213,415	168,358
Silver[2]	ounces	2,978,485	2,427,508
Zinc[3]	tonnes	59,043	96,435
Molybdenum	tonnes	1,352	1,098
Consolidated cash cost per pound of copper produced[4]
Cash cost	$/lb	0.86	0.74
Sustaining cash cost	$/lb	2.07	2.07
All-in sustaining cash cost	$/lb	2.26	2.30

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

2 Includes total payable gold and silver in concentrate and in doré sold.

3 Includes refined zinc metal sold and payable zinc in concentrate sold.

4 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

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Peru Operations Review

Peru Operations		Three Months Ended			Year Ended
		Dec. 31, 2022	Sep. 30, 2022	Dec. 31, 2021	Dec. 31, 2022	Dec. 31, 2021
Constancia ore mined[1]	tonnes	5,614,918	6,300,252	7,742,469	25,840,435	29,714,327
Copper	%	0.40	0.36	0.33	0.35	0.31
Gold	g/tonne	0.04	0.05	0.04	0.04	0.04
Silver	g/tonne	3.48	3.38	2.81	3.40	2.88
Molybdenum	%	0.01	0.01	0.01	0.01	0.01
Pampacancha ore mined[1]	tonnes	3,771,629	2,488,928	2,107,196	8,319,250	5,141,001
Copper	%	0.37	0.29	0.27	0.33	0.27
Gold	g/tonne	0.29	0.23	0.34	0.29	0.30
Silver	g/tonne	3.84	4.30	4.26	4.06	4.02
Molybdenum	%	0.01	0.01	0.01	0.01	0.01
Total ore mined	tonnes	9,386,547	8,789,180	9,849,665	34,159,685	34,855,328
Strip Ratio[2]		0.97	1.26	0.95	1.13	1.02
Ore milled	tonnes	7,795,735	7,742,020	8,048,925	30,522,294	28,809,755
Copper	%	0.41	0.34	0.33	0.34	0.32
Gold	g/tonne	0.12	0.08	0.11	0.09	0.08
Silver	g/tonne	3.93	3.48	3.67	3.58	3.35
Molybdenum	%	0.01	0.01	0.01	0.01	0.01
Copper recovery	%	85.1	84.5	86.0	85.0	84.6
Gold recovery	%	69.6	61.9	63.6	63.6	64.6
Silver recovery	%	66.5	65.2	60.8	65.7	63.7
Molybdenum recovery	%	37.7	41.0	26.7	34.8	31.5
Contained metal in concentrate
Copper	tonnes	27,047	22,302	22,856	89,395	77,813
Gold	ounces	20,860	12,722	17,917	58,229	50,306
Silver	ounces	655,257	564,299	578,140	2,309,352	1,972,949
Molybdenum	tonnes	344	437	275	1,377	1,146
Payable metal sold
Copper	tonnes	23,789	20,718	20,551	79,805	71,398
Gold	ounces	15,116	11,970	16,304	49,968	41,807
Silver	ounces	411,129	513,470	380,712	2,045,678	1,490,651
Molybdenum	tonnes	421	511	245	1,352	1,098
Combined unit operating cost[3],[4],[5]	$/tonne	13.64	13.06	9.96	12.78	10.70
Cash cost[4,5]	$/lb	1.34	1.68	1.28	1.58	1.54
Sustaining cash cost[4,5]	$/lb	2.09	2.46	2.46	2.35	2.46

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Strip ratio is calculated as waste mined divided by ore mined.

3 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

4 Combined unit cost, cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this news release.

5 Excludes approximately $0.7 million, or $0.09 per tonne, of COVID-19 related costs during the three months ended December 31, 2022, $0.9 million, or $0.12 per tonne, of COVID-19 related costs during the three months ended September 30, 2022 and $4.1 million, or $0.51 per tonne, during the three months ended December 31, 2021.Excludes approximately $5.2 million, or $0.17 per tonne, of COVID-19 related costs during the twelve months ended December 31, 2022 and $19.8 million or $0.69 per tonne, of COVID-19 related costs during the twelve months ended December 31, 2021.

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During the fourth quarter of 2022, the Constancia operations produced 27,047 tonnes of copper, 20,860 ounces of gold, 655,257 ounces of silver and 344 tonnes of molybdenum. Production of copper, gold and silver was 21%, 64% and 16% higher than the third quarter of 2022 due to higher grades and recoveries, partially offset by a planned mill maintenance shutdown in November. The fourth quarter of 2022 was a record quarter for gold production in Peru.

Full year 2022 production of copper increased by 15% year-over-year to 89,395 tonnes, within the guidance range. Similarly, full year 2022 production of gold, silver and molybdenum increased by 16%, 17% and 20%, respectively, compared to 2021 due to higher throughput, higher copper and precious metal grades and higher copper, silver and molybdenum recoveries. Molybdenum production was in line with annual guidance range, whereas silver production exceeded the top end of the annual guidance range by 10%. Gold production fell short of the annual guidance range primarily due to lower-than-planned grades from the Pampacancha pit in the fourth quarter of 2022 as a result of short-term changes in the mine plan, as described below.

Total ore mined in the fourth quarter of 2022 increased by 7% compared to the third quarter of 2022, despite a short-term change in the mine plan that prioritized the processing of lower grade stockpiles and shorter haulage distance ore from the Constancia pit. These changes were implemented to ration fuel during a period of nation-wide social unrest and road blockades following a change in Peru's political leadership in early December 2022, and ensured the plant continued to operate uninterrupted. Despite impacts on the ability to steadily receive fuel and transport concentrates, the Constancia mill continued to operate throughout these disruptions as the company implemented plans to mitigate the risk to its operations with strong support from the local communities, the company's local workforce and the community-owned concentrate transportation companies.

Ore milled during the fourth quarter of 2022 was slightly higher than the third quarter of 2022 despite the impact of the planned mill maintenance program in November. Milled copper grades increased by 21% in the fourth quarter of 2022 compared to the third quarter due to higher head grades from both Pampacancha and Constancia. Copper, gold and silver recoveries in the fourth quarter of 2022 were higher than the third quarter of 2022 due to higher milled grades, and the fourth quarter achieved a record quarterly gold recovery rate of 70%.

Combined mine, mill and G&A unit operating costsi in the fourth quarter of 2022 were 4% higher than the third quarter of 2022, primarily due to higher mining costs from continued inflationary pressures. Full year combined mine, mill and G&A unit operating costs for 2022 were 19% higher than the same period in 2021 due to a higher strip ratio, higher mining costs and inflationary pressures on fuel, consumables and energy costs, partially offset by higher ore milled.

Peru's cash cost per pound of copper produced, net of by-product creditsi, in the fourth quarter of 2022 declined by 20% to $1.34, compared to $1.68 in the third quarter, primarily due to higher copper production and higher by-product credits resulting from higher grades in the fourth quarter. Peru's full year cash cost per pound of copper produced, net of by-product creditsi, was $1.58, a slight increase of 3% compared to the same period of 2021. This exceeded the upper end of the 2022 guidance range primarily due to higher mining and milling costs from input cost inflation and lower than expected by-product credits due to lower-than-expected gold grades from Pampacancha in the fourth quarter of 2022, as described above.

Peru's sustaining cash cost per pound of copper produced, net of by-product creditsi, in the fourth quarter of 2022 declined by 15% to $2.09, compared to $2.46 in the third quarter, primarily due to the same factors affecting cash cost and lower sustaining capital expenditures, partially offset by higher capitalized exploration. Peru's full year sustaining cash cost per pound of copper produced, net of by-product creditsi, declined by 4% compared to 2021, due to lower sustaining capital expenditures and higher copper and gold production, offset, in part, by higher mining and milling costs from input cost inflation.

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While Hudbay was able to complete two copper concentrate shipments from the Matarani port during December, Peru's copper, gold and silver sales in the fourth quarter of 2022 were impacted by higher-than-normal unsold copper concentrate inventory levels of approximately 25,000 wet metric tonnes as at December 31, 2022, due to the nation-wide road blockades in early December. Hudbay has been able to steadily operate the Constancia mill throughout the recent road blockades, and despite completing three copper concentrate shipments from the port in January, Peru's copper concentrate inventory levels at site reached a peak of approximately 47,000 wet metric tonnes in mid-February when transportation of concentrate resumed with the assistance of the community-based concentrate trucking companies. Hudbay expects concentrate inventory levels to normalize over the next several months.

Manitoba Operations Review

Manitoba Operations		Three Months Ended			Year Ended
		Dec. 31, 2022	Sep. 30, 2022	Dec. 31, 2021	Dec. 31, 2022	Dec. 31, 2021
Lalor ore mined	tonnes	369,453	347,345	422,208	1,516,203	1,593,141
Copper	%	0.73	0.71	0.78	0.73	0.71
Zinc	%	2.17	3.27	4.19	3.14	4.23
Gold	g/tonne	4.00	4.57	3.92	4.00	3.41
Silver	g/tonne	19.37	21.27	30.35	21.96	24.66
777 ore mined	tonnes	-	-	266,744	484,355	1,053,710
Copper	%	-	-	1.13	1.12	1.28
Zinc	%	-	-	4.16	3.83	3.91
Gold	g/tonne	-	-	1.80	1.66	2.03
Silver	g/tonne	-	-	25.02	20.85	25.25
Stall Concentrator & New Britannia Mill:
Ore milled	tonnes	345,492	362,108	419,727	1,510,907	1,506,756
Copper	%	0.73	0.69	0.75	0.75	0.72
Zinc	%	2.31	3.33	4.12	3.30	4.30
Gold	g/tonne	3.98	4.60	3.90	4.08	3.42
Silver	g/tonne	20.40	20.66	30.07	22.15	24.95
Copper recovery - concentrate	%	89.2	88.3	88.7	88.6	86.8
Zinc recovery - concentrate (Stall)%		90.1	88.0	87.4	86.6	88.9
Gold recovery - concentrate	%	58.8	60.9	54.6	59.2	54.9
Silver recovery - concentrate	%	56.1	57.6	53.9	58.1	54.4
Flin Flon Concentrator:
Ore milled	tonnes	-	-	262,565	497,344	1,133,516
Copper	%	-	-	1.12	1.11	1.23
Zinc	%	-	-	4.16	3.87	3.95
Gold	g/tonne	-	-	1.78	1.67	2.04
Silver	g/tonne	-	-	25.04	21.00	24.90
Copper recovery	%	-	-	86.7	86.7	87.7
Zinc recovery	%	-	-	83.1	83.0	83.0
Gold recovery	%	-	-	59.2	57.1	58.5
Silver recovery	%	-	-	45.6	51.8	45.1

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Total contained metal in concentrate and doré
Copper	tonnes	2,258	2,196	5,342	14,778	21,657
Zinc	tonnes	6,326	9,750	23,207	55,381	93,529
Gold	ounces	33,060	40,457	46,242	161,471	143,477
Silver	ounces	139,758	152,770	321,573	851,942	1,072,532
Total payable metal sold
Copper	tonnes	1,626	4,081	4,408	14,668	20,802
Zinc[1]	tonnes	8,230	12,714	21,112	59,043	96,435
Gold[2]	ounces	32,140	54,962	40,623	163,447	126,551
Silver[2]	ounces	148,177	302,946	257,928	932,807	936,857
Combined unit operating cost[3,4]	C$/tonne	241	235	168	195	154
Gold cash cost[4],[5]	$/oz	922	216	-	297	-
Gold sustaining cash cost[4],[5]	$/oz	1,795	1,045	-	1,091	-

1 Includes refined zinc metal sold and payable zinc in concentrate sold.

2 Includes total payable precious metals in concentrate and in doré sold.

3 Reflects combined mine, mill and G&A costs per tonne of ore milled.

4 Combined unit cost, cash cost, sustaining cash cost per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

5 Cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits, were introduced in 2022 and do not have a published comparative for 2021.

During the fourth quarter of 2022, the Manitoba operations produced 33,060 ounces of gold, 2,258 tonnes of copper, 6,326 tonnes of zinc and 139,758 ounces of silver. Gold, zinc and silver production was lower than the third quarter of 2022 primarily as a result of lower grades at Lalor, in line with the mine plan. Year-over-year metal production was impacted by the planned closure of 777 in June 2022, resulting in a decrease in copper, zinc and silver production, while full year gold production increased by 13%, compared to the prior year, as New Britannia ramped up to full production. Full year production of all metals in Manitoba achieved the 2022 annual guidance ranges.

During the fourth quarter of 2022, the Manitoba team continued to focus on integrating the Flin Flon employees and equipment into the Snow Lake operations and reducing reliance on higher cost contractors. Lalor's ore production during the quarter was impacted by a planned maintenance program to replace surface ore chutes as well as various other pre-winter maintenance activities including the muck circuit, hoist drive and electrical maintenance. The company continues to advance several key initiatives to support higher production levels at Lalor, including building longhole inventory, improving stope muck fragmentation, optimizing the development drift size and focusing on shaft availability improvements to enable more ore to be hoisted to surface while reducing inefficient trucking of ore via the ramp.

Ore mined at Lalor increased by 6% in the fourth quarter of 2022, compared to the third quarter of 2022, mainly due to the higher production initiatives and the integration of the Flin Flon employees and equipment, partially offset by the planned maintenance program mentioned above. Gold, zinc and silver grades mined during the fourth quarter of 2022 were lower than the third quarter and copper grades were higher.

The combined Snow Lake mills processed 5% less ore in the fourth quarter of 2022 compared to the third quarter of 2022, mainly due to the above noted transition and planned maintenance program impacting Lalor and the milling operations. Stall recoveries were consistent with the metallurgical model for the head grades delivered. The New Britannia mill continued to achieve consistent production in the fourth quarter, averaging approximately 1,530 tonnes per day. Metal recoveries have now stabilized near targeted levels for the mill. Additional improvement initiatives will continue to be advanced in the upcoming quarters with a focus on reducing reagent and grinding media consumption, which has contributed to higher operating costs than planned. These initiatives require minimal capital expenditures and will further improve overall metal recoveries and copper concentrate grades.

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Combined mine, mill and G&A unit operating costsi in the fourth quarter of 2022 were at similar levels compared to the third quarter of 2022. Full year 2022 combined unit operating costs increased by 27% compared to 2021, reflecting the standalone higher cost structure of Snow Lake after the closure of the 777 mine and the Flin Flon operations in mid-2022. As previously disclosed, combined unit operating costs for 2022 have exceeded the upper end of the guidance range by 5% due to ongoing inflationary cost pressures and the Snow Lake transition.

Manitoba's cash cost per ounce of gold produced, net of by-product creditsi, in the fourth quarter of 2022 was $922, higher than the third quarter of 2022, primarily due to lower by-product credits and lower gold production. This was partially offset by lower mining, milling and general and administrative costs as well as lower treatment, refining and freight costs. However, full year 2022 cash cost per ounce of gold produced, net of by-product creditsi, was $297, 1% below the low end of the 2022 guidance range.

Manitoba's sustaining cash cost per ounce of gold produced, net of by-product creditsi, in the fourth quarter was $1,795, higher than the third quarter of 2022, primarily due to the same factors affecting cash cost, partially offset by lower sustaining capital expenditures.

Commitment to Climate Change Initiatives

On December 12, 2022, Hudbay announced its commitment to achieve net zero greenhouse gas ("GHG") emissions by 2050 and the adoption of interim 2030 GHG reduction targets to support this commitment. The company initiated a roadmap to further identify and manage risks associated with climate change, and opportunities to reduce GHG emissions in alignment with global decarbonization goals.

While Hudbay's operations are well-positioned in the lower half of the global GHG emissions curve for copper operations, the company recognizes its role in mitigating climate change. Hudbay's GHG emissions reduction plan includes the following initiatives:

  Pursuing a 50% reduction in absolute Scope 1 and Scope 2 emissions from existing operations by 2030 (compared to 2021)
  Achieving net zero total emissions by 2050
  Reporting on material Scope 3 emissions in the near-term
  Assessing acquisitions and new projects against corporate emissions targets
  Continuing to be transparent with GHG performance data disclosure, including reporting total GHG emissions and GHG intensity

Hudbay's efforts have been focused on improving operating efficiencies to reduce the GHG emissions intensity at its mines through initiatives such as ore sorting and recovery improvement programs. The company has identified multiple opportunities to achieve further reductions in emissions, including grid decarbonization in Peru, fleet and heating electrification and fuel switching in mobile equipment. Hudbay will continue to monitor and evaluate existing and new technologies as they become financially viable to implement at the company's operations. The company will also consider emissions reduction opportunities in the design of its brownfield and greenfield growth projects. All initiatives will balance emissions and economic targets as part of the company's disciplined capital allocation strategy.

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Advancing Activities to Prudently De-risk Copper World

In 2022, Hudbay invested approximately $80 million at Copper World to successfully execute a new strategy focused on a two-phase mine plan with the first phase located on private land claims. This strategy involved significant drilling campaigns to delineate seven newly discovered deposits adjacent to the known East deposit, the expansion of the company's private land package to over 4,500 acres, and the completion of a robust preliminary economic assessment for Copper World demonstrating a 16-year mine plan for Phase I, requiring only state level permits, and an expansion to a 44-year operation in Phase II with the utilization of federal lands.

Hudbay continues to advance pre-feasibility activities for Phase I of the Copper World project, which is expected to support the conversion of mineral resources to mineral reserves and optimize the layout and sequencing of the mineral processing facilities, in addition to evaluating other upside opportunities. Pre-feasibility level engineering of the main processing facility was completed by year-end together with geotechnical and hydrogeological site investigation activities. Metallurgical test work activities continued into 2023 and the results are being analyzed as part of concentrate leaching trade off evaluations. A pre-feasibility study for Phase I of the Copper World project is expected to be released in the second quarter of 2023.

In late 2022, Hudbay submitted the applications for an Aquifer Protection Permit and an Air Quality Permit to the Arizona Department of Environmental Quality ("ADEQ"). Hudbay continues to expect to receive these two remaining state permits in 2023. The other key state permit, the Mined Land Reclamation Plan, was received in 2022. In January 2023, Hudbay received an approved right-of-way from the State Land Department that will allow for infrastructure, such as roads, pipelines and powerlines, to connect between the properties in the company's private land package at Copper World.

Upon receipt of the state level permits, the company expects to conduct a bulk sampling program at Copper World to continue to de-risk the project by testing grade continuity, variable cut-off effectiveness and metallurgical strategies. Hudbay also intends to initiate a minority joint venture partner process following receipt of permits, which will allow the potential joint venture partner to participate in and help fund the definitive feasibility study activities in 2024.

Continued Focus on Cost Reductions and Capital Discipline

With a focus on generating positive cash flow, Hudbay delivered on its discretionary spending reduction targets by reducing 2022 growth capital and exploration spending by approximately $30 million in Arizona, Manitoba and Peru. The company also reduced planned 2023 discretionary spending by more than $50 million primarily related to the deferral of the Copper World definitive feasibility study and the pebble crusher in Peru. Furthermore, planned 2023 growth and exploration expenditures are expected to be approximately $65 million lower than 2022 levels.

As an additional prudent measure intended to ensure positive cash flow generation and continued financial discipline, Hudbay expects to extend its existing quotational period hedging program to cover approximately 13,000 tonnes of contained copper in the unsold concentrate inventory in Peru to lock in current copper prices.

The company expects spending on its Copper World project in 2023 will be limited to de-risking activities, including the completion of the pre-feasibility study and state level permitting. The opportunity to sanction Copper World is not expected until 2025 based on current estimated timelines. This, together with the company's 2023 discretionary spending reductions, reflects a conservative approach to capital spending at Copper World over the next two years. As part of Hudbay's disciplined financial planning approach to Copper World, the company identified three specific prerequisites that would need to be achieved prior to making an investment decision in the project:

1. Permits - receipt of all state level permits required for Phase I;

2. Plan - completion of a definitive feasibility study with an internal rate of return of greater than 15%; and

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3. Prudent Financing Strategy - multi-faceted financial targets focused on a minimum cash balance, a stated maximum leverage, limited non-recourse project level debt and committed financial partners.

Exploration Update

Peru Regional Exploration

Hudbay controls a large, contiguous block of mineral rights with the potential to host mineral deposits within trucking distance of the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna property. Following the execution of a surface rights exploration agreement with the community of Uchucarcco in August 2022, the company has commenced early exploration activities at the Maria Reyna and Caballito properties. Surface investigation activities together with baseline environmental and archaeological activities necessary to support drill permit applications for the Maria Reyna and Caballito prospects have been completed. Ground geophysical surveys commenced in the fourth quarter of 2022 and will continue once the Peruvian social situation improves. Field evidence confirms that both Caballito and Maria Reyna host sulfide and oxide rich copper mineralization in skarns, hydrothermal breccias and large porphyry intrusive bodies.

Recent activities at the Llaguen copper-molybdenum porphyry deposit in the Otuzco province in northern Peru have been focused on initiating metallurgical test work.

Manitoba Regional Exploration

Hudbay commenced a winter drill program in January 2023 with four drill rigs testing the down-dip gold and copper extensions of the Lalor deposit, which is the first time the company has completed step-out drilling in the deeper zones at Lalor since the initial discovery of the gold and copper-gold zones in 2009 and 2010. One additional drill rig is testing a target located to the north of Lalor.

Arizona Regional Exploration

Recent drilling activities at Copper World have focused on close spaced infill drilling to support potential future bulk sampling programs. This drilling is now completed, and no additional drilling is planned for 2023.

Nevada Regional Exploration

A conductivity-resistivity IP ground survey commenced in the fourth quarter of 2022 on Hudbay's private land claims near the Mason project. This work, in combination with a re-interpretation of geological data from past operating mines and previous exploration data, will be used to finalize a future drill plan to test high grade skarn targets.

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2023 Key Objectives and Annual Guidance

Hudbay's key objectives for 2023 are to:

  Deliver copper and gold production growth with low cash costs driven by efficient operations;
  Position Hudbay to unlock its copper development pipeline through generating cash flow, managing discretionary spending, deleveraging and achieving strong returns on invested capital;
  De-risk the Copper World project through the completion of pre-feasibility studies, state permitting activities, evaluating a bulk sampling program and a potential joint venture partnership;
  Progress Constancia's leading efficiency metrics by applying smart technologies to continuously improve operating performance, including sensor-based ore sorting and the mill recovery improvement project;
  Advance plans to drill the prospective Maria Reyna and Caballito properties near Constancia;
  Continue to navigate the complex environment in Peru while maintaining aligned and supportive relationships with local communities;
  Execute expansion opportunities in Snow Lake with the completion of the Stall mill recovery improvement program and the ramp up beyond 4,650 tonnes per day at Lalor;
  Test the down-dip extensions at Lalor where the gold and copper zones remain open at depth and have the potential to expand Snow Lake gold mineralization beyond the current 2.4 million ounces of reserves and 1.7 million ounces of resources;
  Investigate opportunities to utilize the operating infrastructure in Snow Lake for potential future tailings reprocessing;
  Assess opportunities to reduce greenhouse gas emissions in alignment with the company's climate change commitments and global decarbonization goals;
  Prudently advance the three pre-requisites plan required for Copper World sanctioning; and
  Evaluate and execute growth opportunities that meet the company's stringent strategic criteria and allocate capital to pursue those opportunities that create sustainable value for the company and its stakeholders.

Hudbay's annual production and operating cost guidance, along with its annual capital and exploration expenditure forecasts are discussed in detail below.

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Production Guidance

Contained Metal in Concentrate and Doré[1]		2023 Guidance	Year Ended Dec. 31, 2022	2022 Guidance
Peru
Copper	tonnes	91,000 - 116,000	89,395	89,000 - 115,000
Gold	ounces	83,000 - 108,000	58,229	70,000 - 90,000
Silver	ounces	2,210,000 - 2,650,000	2,309,352	1,620,000 - 2,100,000
Molybdenum	tonnes	1,300 - 1,600	1,377	1,100 - 1,400

Manitoba
Gold	ounces	175,000 - 205,000	161,471	150,000 - 185,000
Zinc	tonnes	28,000 - 36,000	55,381	50,000 - 70,000
Copper	tonnes	9,000 - 12,000	14,778	12,000 - 16,000
Silver	ounces	750,000 - 1,000,000	851,942	800,000 - 1,100,000

Total
Copper	tonnes	100,000 - 128,000	104,173	101,000 - 131,000
Gold	ounces	258,000 - 313,000	219,700	220,000 - 275,000
Zinc	tonnes	28,000 - 36,000	55,381	50,000 - 70,000
Silver	ounces	2,960,000 - 3,650,000	3,161,294	2,420,000 - 3,200,000
Molybdenum	tonnes	1,300 - 1,600	1,377	1,100 - 1,400
[1] Metal reported in concentrate and doré is prior to refining losses or deductions associated with smelter terms.

On a consolidated basis, Hudbay met 2022 production guidance for all metals. Consolidated copper and gold production was on the lower end of the guidance range primarily due to lower-than-planned grades in the fourth quarter of 2022 in Peru due to short-term mine plan changes that were implemented to mitigate the risks associated with logistical and supply chain disruptions in Peru.

In 2023, consolidated copper production is forecast to increase to 114,000ii tonnes, an increase of approximately 10%ii compared to 2022 levels, primarily as a result of higher expected copper production in Peru, with higher planned copper grades from the Pampacancha pit more than offsetting lower copper production in Manitoba. Consolidated gold production in 2023 is expected to increase by 30%ii to 285,500ii ounces year-over-year, due to significantly higher gold production in both Peru and Manitoba.

In early 2023, the mine plan for Peru was adjusted to prioritize the processing of lower grade stockpiles and shorter haulage distance ore to manage through the regional logistical challenges and ensure steady operation of the plant. This is expected to result in more ore being mined from the Constancia pit and less from the Pampacancha pit in the early part of the year, as well as lower recoveries due to the varying ore types present in the stockpiles. Despite these mine plan changes, 2023 copper and gold production in Peru is expected to be 103,500ii tonnes and 95,500ii ounces, representing year-over-year increases of 16%ii and 64%ii, respectively. The revised mine plan for 2023 reflects a period of higher stripping activities in the Pampacancha pit from March to June with significantly higher copper and gold grades expected to be mined in the second half of 2023. Peru's production guidance also reflects regularly scheduled semi-annual mill maintenance shutdowns at Constancia during the second and fourth quarters of 2023.

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In Manitoba, 2023 gold production is expected to increase by 18%ii to 190,000ii ounces compared to 2022 due to higher gold grades and a 10% increase in ore throughput at the Lalor mine. The 2023 mine plan at Lalor reflects higher production from the gold and copper-gold zones as those zones are expected to be prioritized over the base metal zones. The production guidance reflects a 10% increase in New Britannia mill throughput in 2023 given the mill has been consistently operating above its 1,500 tonnes per day nameplate capacity. The 2023 mine plan achieves gold production levels consistent with the most recent mine plan for Snow Lake but without the full ramp up to 5,300 tonnes per day as it maximizes value per tonne of ore at Lalor by prioritizing the mining of the gold-rich zones over the zinc-rich base metal zones and reflects higher throughput at the New Britannia mill. Year-over-year zinc production is expected to decline by 42%ii primarily as a result of the closure of the 777 mine in June 2022 and prioritizing the mining of the gold-rich zones over the zinc-rich base metal zones at Lalor. Manitoba's production guidance reflects regularly scheduled maintenance programs at the Lalor mine during the second and fourth quarters of 2023.

Given the short-term mine plan changes implemented at Constancia in early 2023 and the Lalor ramp-up strategy, as mentioned above, the company is examining the potential impact of these changes to 2024 and 2025 production. Hudbay expects its 2024 production guidance to be similar to the previously issued guidance on February 23, 2022, reflecting a further increase in copper production in Peru and gold production in Manitoba from 2023 levels. As a result of the 2023 mine plan changes in Peru, the company now expects mining activities at the Pampacancha deposit to continue into the first half of 2025, which is expected to result in higher copper and gold production from Peru in 2025 beyond the levels shown in the most recent technical report for Constancia, dated March 29, 2021. Hudbay expects to release its new three-year production outlook together with its annual mineral reserve and resource update at the end of March 2023.

Capital Expenditure Guidance

Capital Expenditures[1] (in $ millions)	2023 Guidance[2]	Year Ended Dec. 31, 2022	2022 Guidance
Sustaining capital
Peru[3]	160	102	105
Manitoba[4]	75	125	115
Total sustaining capital	235	227	220
Growth capital
Peru	10	4	10
Manitoba[4]	15	34	50
Arizona[5]	30	36	40
Total growth capital	55	74	100
Capitalized exploration[5]	10	42	40
Total capital expenditures	300	343	360

[1] Excludes capitalized costs not considered to be sustaining or growth capital expenditures.

[2] 2023 capital expenditure guidance excludes right-of-use lease additions.

[3] Includes capitalized stripping costs.

[4] 2023 capital expenditures are converted into U.S. dollars using an exchange rate of 1.35 Canadian dollars.

[5] 2022 guidance reflects revised Arizona spending guidance issued on June 8, 2022, which includes $5 million in additional growth expenditures and $15 million in additional capitalized exploration related to Copper World.

2022 total capital expenditures were 5% below guidance expectations as a result of the discretionary capital reductions across the business, partially offset by higher sustaining capital expenditures in Manitoba primarily due to inflationary cost pressures and lease additions that were not originally contemplated in guidance.

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Hudbay expects to continue to reduce discretionary spending with an expected 13% year-over-year decline in total capital expenditures to $300 million in 2023, primarily due to lower discretionary growth spending and capitalized exploration in 2023.

Peru's sustaining capital expenditures in 2023 are expected to increase from 2022 levels primarily due to higher costs associated with heavy civil works for the completion of a tailings dam raise in 2023 and higher capitalized stripping costs as a result of the mine plan resequencing in 2023. Peru's growth capital spending of $10 million in 2023 includes costs associated with mill recovery improvement initiatives targeted to increase copper and molybdenum recoveries.

Manitoba's sustaining capital expenditures in 2023 are expected to be lower than 2022 primarily due to lower equipment spending at Lalor and in the mills after the Snow Lake transition and ramp up period in 2022. Manitoba's growth capital spending of $15 million in 2023 relates to the costs for the completion of the Stall mill recovery improvement project, which is expected to involve several flow sheet enhancements to increase gold and copper recoveries starting in the second quarter of 2023. These low-capital brownfield growth projects are expected to generate attractive returns and are part of Hudbay's continuous improvement efforts. The Manitoba spending guidance excludes approximately $20 million of annual care and maintenance costs related to the Flin Flon facilities in 2023, which are expected to be recorded as other operating expenses.

Arizona's growth capital spending of $30 million includes approximately $20 million in annual carrying and permitting costs for the Copper World and Mason projects and approximately $10 million for economic studies and site works in 2023.

Exploration Guidance

Exploration Expenditures (in $ millions)	2023 Guidance[1]	Year Ended Dec. 31, 2022	2022 Guidance
Peru	15	25	25
Manitoba	15	14	15
Arizona and other[2]	0	38	40
Total exploration expenditures	30	77	80
Capitalized spending[2]	(10)	(42)	(40)
Total exploration expense	20	35	40

1 2023 exploration guidance excludes $5 million of non-cash amortization of community agreements for exploration properties.

2 2022 guidance reflects an additional $15 million in capitalized exploration at Copper World announced on June 8, 2022.

Total expected exploration expenditures of $30 million in 2023 are 61% lower than 2022 levels due to Hudbay's continued focus on discretionary spending reductions. The company's 2023 exploration activities are focused on areas with high potential for new discovery and mineral reserve and resource expansion.

In Peru, 2023 exploration activities will focus on permitting and drill preparation for the Maria Reyna and Caballito properties near Constancia. The company also expects to complete a limited drill program at Pampacancha in 2023 to test the potential to add an incremental phase at depth to the reserve pit. In Manitoba, the company has initiated a winter drill program focused on testing the deep extensions of the gold and copper zones at Lalor and a target to the north of Lalor.

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Cash Cost Guidance

Copper remains the primary revenue contributor on a consolidated basis, and therefore, consolidated cost guidance has been presented as cash cost per pound of copper produced. The company has also provided cash cost guidance for each of its operations based on their respective primary metal contributors. While Hudbay expects combined unit operating costs in both Peru and Manitoba to trend lower in 2023, the company no longer plans to issue combined unit operating cost guidance, as it believes cash cost is a more common metric used to measure operating performance.

Cash cost[1]		2023 Guidance	Year Ended Dec. 31, 2022	2022 Guidance
Peru cash cost per pound of copper[2]	$/lb	1.05 - 1.30	1.58	1.10 - 1.40
Manitoba cash cost per ounce of gold[3]	$/oz	500 - 800	297	300 - 550

Consolidated cash cost per pound of copper[2]	$/lb	0.40 - 0.80	0.86	0.60 - 1.05
Consolidated sustaining cash cost per pound of copper[2]	$/lb	1.35 - 2.05	2.07	1.60 - 2.25

1 Cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, and cash cost per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

2 Peru cash cost per pound of copper and consolidated copper cash cost per pound of copper contained in concentrate assumes by-product credits are calculated using the gold and silver deferred revenue drawdown rates in effect on December 31, 2022 for the streamed ounces in Peru and the following commodity prices: $1,800 per ounce gold, $21.00 per ounce silver, $25.00 per pound molybdenum, $1.40 per pound zinc and an exchange rate of 1.35 C$/US$.

3 Manitoba gold cash cost per ounce of gold contained in concentrate and doré assumes by-product credits are calculated using the following commodity prices: $1.40 per pound zinc, $21.00 per ounce silver, $3.75 per pound copper and an exchange rate of 1.35 C$/US$.

Copper cash cost in Peru is expected to decline by 26%ii in 2023 versus 2022, primarily due to higher gold by-product credits and higher copper production.

Gold cash cost in Manitoba is expected to increase in 2023 compared to 2022 as a result of the transition to a primary gold operation with lower by-product credits after the closure of the 777 mine in June 2022.

Consolidated copper cash cost in 2023 is expected to decline by 30%ii compared to 2022 levels due to the expected increase in copper production and higher expected gold by-product credits from the increase in annual gold production. Consolidated sustaining cash cost in 2023 is expected to be 18%ii lower than 2022 levels due to the same factors affecting consolidated cash cost, partially offset by slightly higher sustaining capital expenditures.

Metal production in any given quarter may vary from the annual guidance rate based on variations in grades and recoveries due to mine sequencing in the quarter, the timing of planned maintenance, and other factors. Cash cost and sustaining cash cost in any particular quarter can vary from the annual guidance ranges based on a variety of factors, including the scheduling of maintenance events, the prevailing commodity prices affecting by-product credits, the impact of social and political tensions in Peru, and seasonal heating requirements, particularly in Manitoba.

Dividend Declared

A semi-annual dividend of C$0.01 per share was declared on February 23, 2023. The dividend will be paid out on March 24, 2023 to shareholders of record as of March 7, 2023.

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Website Links

Hudbay:

www.hudbay.com

Management's Discussion and Analysis:

https://hudbayminerals.com/MDA224

Financial Statements:

https://hudbayminerals.com/FS224

Conference Call and Webcast

Date:	Friday, February 24, 2023

Time:	8:30 a.m. ET

Webcast:	www.hudbay.com

Dial in:	1-416-915-3239 or 1-800-319-4610

Qualified Person and NI 43-101

The technical and scientific information in this news release related to the company's material mineral projects has been approved by Olivier Tavchandjian, P. Geo, Vice President, Exploration and Technical Services. Mr. Tavchandjian is a qualified person pursuant to NI 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for the company's material properties as filed by Hudbay on SEDAR at www.sedar.com.

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Non-IFRS Financial Performance Measures

Adjusted net earnings (loss), adjusted net earnings (loss) per share, adjusted EBITDA, net debt, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per ounce of gold produced and combined unit cost are non-IFRS performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Management believes adjusted net earnings (loss) and adjusted net earnings (loss) per share provides an alternate measure of the company's performance for the current period and gives insight into its expected performance in future periods. These measures are used internally by the company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the company believes these measures are useful to investors in assessing the company's underlying performance. Hudbay provides adjusted EBITDA to help users analyze the company's results and to provide additional information about its ongoing cash generating potential in order to assess its capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the company to assess its financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the company. Cash cost and sustaining cash cost per ounce of gold produced are shown because the company believes they help investors and management assess the performance of its Manitoba operations. Combined unit cost is shown because Hudbay believes it helps investors and management assess the company's cost structure and margins that are not impacted by variability in by-product commodity prices.

During 2021 and 2022, there were non-recurring adjustments for Arizona and Manitoba operations, including severance, past service pension costs, disposals of certain non-current assets, and inventory supplies write-downs as well as non-cash impairment charges related to an updated Flin Flon closure plan and lower long-term discount rates in the fourth quarter of 2021, none of which management believes are indicative of ongoing operating performance and therefore are adjusting items in the calculations of adjusted net earnings (loss) and adjusted EBITDA.

During 2022, Hudbay recorded a non-cash gain of $133.5 million, mostly related to the quarterly revaluation of its Flin Flon environmental reclamation provision, which was impacted by rising long-term risk-free discount rates. With the closure of 777 and Flin Flon operations in the second quarter of 2022 and given the long-term nature of the reclamation cash flows, quarterly revaluation of the corresponding environmental reclamation provision remains highly sensitive to changes in real, long-term risk-free discount rates and, as such, the company expects to continue to experience quarterly environmental reclamation provision revaluations, which is not indicative of the company's ongoing operating performance. This item has been included prospectively in the calculation of adjusted earnings.

The following tables provide detailed reconciliations to the most comparable IFRS measures.

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Adjusted Net Earnings (Loss) Reconciliation

	Three Months Ended
(in $ millions)	Dec. 31, 2022	Sep. 30, 2022	Dec. 31, 2021
(Loss) profit for the period	(17.4)	(8.1)	(10.5)
Tax expense (recovery)	3.1	7.8	10.3
(Loss) profit before tax	(14.3)	(0.3)	(0.2)
Adjusting items:
Mark-to-market adjustments[1]	10.7	(4.2)	13.3
Foreign exchange loss (gain)	0.2	(4.8)	1.1
Inventory adjustments	-	2.1	-
Variable consideration adjustment - stream revenue and accretion	-	3.9	-
Impairment loss	-	-	46.2
Re-evaluation adjustment - environmental provision[2]	13.5	(6.4)	-
Evaluation expenses	0.1	0.1	-
Insurance recovery	-	-	-
Restructuring charges - Manitoba[3]	1.0	5.1	3.4
Loss on disposal of investments	0.5	-	-
Post-employment plan (curtailment) / past service cost adjustment	(2.4)	-	0.7
Loss (gain) on disposal of plant and equipment and non-current assets - Manitoba & Arizona	0.4	(6.0)	2.4
Changes in other provisions (non-capital)[4]	5.8	-	-
Adjusted earnings (loss) before income taxes	15.5	(10.5)	66.9
Tax expense	(3.1)	(7.8)	(10.3)
Tax impact on adjusting items	(9.8)	5.9	(23.9)
Adjusted net earnings (loss)	2.6	(12.4)	32.7
Adjusted net earnings (loss) ($/share)	0.01	(0.05)	0.13
Basic weighted average number of common shares outstanding (millions)	262.0	261.9	261.6

1 Includes changes in fair value of the gold prepayment liability, Canadian junior mining investments, other financial assets and liabilities at fair value through profit or loss and share-based compensation expenses.

2 Changes from movements to environmental reclamation provisions are primarily related to the Flin Flon operations, which were fully depreciated as of June 30, 2022, as well as other Manitoba non-operating sites.

3 Includes closure cost (severance and site preparation costs) for Flin Flon operations.

4 Includes changes in other provisions related to corporate restructuring costs and costs which do not pertain to operations.

TSX, NYSE - HBM 2023 No. 2

	Year Ended
(in $ millions)	Dec. 31, 2022	Dec. 31, 2021
Profit (loss) for the period	70.4	(244.4)
Tax expense	25.4	41.6
Profit (loss) before tax	95.8	(202.8)
Adjusting items:
Mark-to-market adjustments[1]	3.0	66.7
Foreign exchange (gain) loss	(5.4)	1.5
Inventory adjustments	3.6	4.0
Variable consideration adjustment - stream revenue and accretion	(1.9)	(1.0)
Impairment loss	95.0	193.5
Re-evaluation adjustment - environmental provision[2]	(133.5)	-
Evaluation expenses	7.9	-
Insurance recovery	(5.7)	-
Restructuring charges - Manitoba[3]	10.6	7.0
Loss on disposal of investments	3.6	-
Write-down of unamortized transaction costs	-	2.5
Premium paid on redemption of notes	-	22.9
Post-employment plan (curtailment) / past service cost adjustment	(2.4)	5.0
(Gain) loss on disposal of plant and equipment and non-current assets - Manitoba & Arizona	(6.3)	7.8
Changes in other provisions (non-capital)[4]	5.8	-
Adjusted earnings before income taxes	70.1	107.1
Tax expense	(25.4)	(41.6)
Tax impact on adjusting items	(18.3)	(42.4)
Adjusted net earnings	26.4	23.1
Adjusted net earnings ($/share)	0.10	0.09
Basic weighted average number of common shares outstanding (millions)	261.9	261.5

1 Includes changes in fair value of the gold prepayment liability, Canadian junior mining investments, other financial assets and liabilities at fair value through profit or loss and share-based compensation expenses.

2 Changes from movements to environmental reclamation provisions are primarily related to the Flin Flon operations, which were fully depreciated as of June 30, 2022, as well as other Manitoba non-operating sites.

3 Includes closure cost (severance and site preparation costs) for Flin Flon operations.

4 Includes changes in other provisions related to corporate restructuring costs and costs which do not pertain to operations.

TSX, NYSE - HBM 2023 No. 2

Adjusted EBITDA Reconciliation

	Three Months Ended
(in $ millions)	Dec. 31, 2022	Sep. 30, 2022	Dec. 31, 2021
(Loss) profit for the period	(17.4)	(8.1)	(10.5)
Add back: Tax expense	3.1	7.8	10.3
Add back: Net finance expense	36.7	20.6	38.6
Add back: Other expense	18.5	6.3	16.3
Add back: Depreciation and amortization	79.4	89.8	89.9
Add back: Amortization of deferred revenue and variable consideration adjustment	(10.4)	(15.3)	(17.3)
	109.9	101.1	127.3
Adjusting items (pre-tax):
Re-evaluation adjustment - environmental provision[1]	13.5	(6.4)	0.3
Impairment losses	-	-	46.2
Inventory adjustments	-	2.1	-
Post-employment plan (curtailment) / past service cost adjustment	(2.4)	-	0.7
Share-based compensation expenses[2]	3.7	2.5	6.3
Adjusted EBITDA	124.7	99.3	180.8

1 Environmental reclamation provision adjustments were presented within other expense for 2021 periods.

2 Share-based compensation expenses reflected in cost of sales and selling and administrative expenses.

	Year Ended
(in $ millions)	Dec. 31, 2022	Dec. 31, 2021
Profit (loss) for the period	70.4	(244.4)
Add back: Tax expense	25.4	41.6
Add back: Net finance expense	118.5	221.0
Add back: Other expense	32.6	35.1
Add back: Depreciation and amortization	337.6	357.9
Add back: Amortization of deferred revenue and variable consideration adjustment	(73.2)	(73.1)
	511.3	338.1
Adjusting items (pre-tax):
Re-evaluation adjustment - environmental provision[1]	(133.5)	(4.6)
Impairment losses	95.0	193.5
Inventory adjustments	3.6	4.0
Post-employment plan (curtailment) / past service cost adjustment	(2.4)	5.0
Share-based compensation expenses[2]	1.9	11.8
Adjusted EBITDA	475.9	547.8

1 Environmental reclamation provision adjustments were presented within other expense for 2021 periods.

2 Share-based compensation expenses reflected in cost of sales and selling and administrative expenses.

Net Debt Reconciliation

(in $ thousands)	Dec. 31, 2022	Sep. 30, 2022	Dec. 31, 2021
Total long-term debt	1,184,162	1,183,237	1,180,274
Less: Cash	225,665	286,117	270,989
Net debt	958,497	897,120	909,285

TSX, NYSE - HBM 2023 No. 2

Copper Cash Cost Reconciliation

Consolidated	Three Months Ended
Net pounds of copper produced[1]
(in thousands)	Dec. 31, 2022	Sep. 30, 2022	Dec. 31, 2021
Peru	59,628	49,167	50,389
Manitoba	4,978	4,841	11,777
Net pounds of copper produced	64,606	54,008	62,166

1 Contained copper in concentrate.

Consolidated	Year Ended
Net pounds of copper produced[1]
(in thousands)	Dec. 31, 2022	Dec. 31, 2021
Peru	197,082	171,548
Manitoba	32,580	47,745
Net pounds of copper produced	229,662	219,293

1 Contained copper in concentrate.

Consolidated	Three Months Ended
	Dec. 31, 2022		Sep. 30, 2022		Dec. 31, 2021
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, before by-product credits	208,642	3.23	211,664	3.92	232,224	3.73
By-product credits	(138,990)	(2.15)	(180,464)	(3.34)	(200,306)	(3.22)
Cash cost, net of by-product credits	69,652	1.08	31,200	0.58	31,918	0.51

Consolidated	Year Ended
	Dec. 31, 2022		Dec. 31, 2021
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Cash cost, before by-product credits	906,265	3.94	867,607	3.95
By-product credits	(708,334)	(3.08)	(704,345)	(3.21)
Cash cost, net of by-product credits	197,931	0.86	163,262	0.74

TSX, NYSE - HBM 2023 No. 2

Consolidated	Three Months Ended
	Dec. 31, 2022		Sep. 30, 2022		Dec. 31, 2021
Supplementary cash cost information	$000s	$/lb1	$000s	$/lb1	$000s	$/lb1
By-product credits[2]:
Zinc	24,744	0.38	43,606	0.81	74,585	1.20
Gold[3]	76,336	1.18	101,650	1.88	99,728	1.60
Silver[3]	9,592	0.15	16,066	0.30	14,853	0.24
Molybdenum & other	28,318	0.44	19,142	0.35	11,140	0.18
Total by-product credits	138,990	2.15	180,464	3.34	200,306	3.22
Reconciliation to IFRS:
Cash cost, net of by-product credits	69,652		31,200		31,918
By-product credits	138,990		180,464		200,306
Treatment and refining charges	(19,968)		(21,852)		(13,721)
Share-based compensation expense	490		114		744
Inventory adjustments	7		2,074		-
(Curtailment) / past service pension	(2,384)		-		737
Change in product inventory	(16,425)		29,726		(16,247)
Royalties	1,750		2,204		3,594
Depreciation and amortization[4]	79,408		89,811		89,927
Cost of sales[5]	251,520		313,741		297,258

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the three months ended December 31, 2022 the variable consideration adjustments amounted to expense of $nil, the three months ended September 30, 2022 - $2,286, and for the three months ended December 31, 2021 - $nil. Excludes approximately $5.2 million, or $0.17 per tonne, of COVID-19 related costs during the twelve months ended December 31, 2022 and $19.8 million or $0.69 per tonne, of COVID-19 related costs during the twelve months ended December 31, 2021.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements, excluding impairment adjustments.

TSX, NYSE - HBM 2023 No. 2

Consolidated	Year Ended
	Dec. 31, 2022		Dec. 31, 2021
Supplementary cash cost information	$000s	$/lb1	$000s	$/lb1
By-product credits[2]:
Zinc	224,043	0.98	302,301	1.38
Gold[3]	353,478	1.53	289,981	1.32
Silver[3]	62,252	0.27	61,388	0.28
Molybdenum & other	68,561	0.30	50,675	0.23
Total by-product credits	708,334	3.08	704,345	3.21
Reconciliation to IFRS:
Cash cost, net of by-product credits	197,931		163,262
By-product credits	708,334		704,345
Treatment and refining charges	(68,936)		(55,430)
Share-based compensation expense	420		1,347
Inventory adjustments	3,553		3,999
(Curtailment) / past service pension	(2,384)		4,965
Change in product inventory	(3,125)		(18,180)
Royalties	11,144		15,274
Depreciation and amortization[4]	337,615		357,924
Cost of sales[5]	1,184,552		1,177,506

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the three months ended December 31, 2022 the variable consideration adjustments amounted to expense of $nil, the three months ended September 30, 2022 - $2,286, and for the three months ended December 31, 2021 - $nil. Excludes approximately $5.2 million, or $0.17 per tonne, of COVID-19 related costs during the twelve months ended December 31, 2022 and $19.8 million or $0.69 per tonne, of COVID-19 related costs during the twelve months ended December 31, 2021.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements, excluding impairment adjustments.

TSX, NYSE - HBM 2023 No. 2

Peru	Three Months Ended
(in thousands)	Dec. 31, 2022	Sep. 30, 2022	Dec. 31, 2021
Net pounds of copper produced[1]	59,628	49,167	50,389

1 Contained copper in concentrate.

Peru	Year Ended
(in thousands)	Dec. 31, 2022	Dec. 31, 2021
Net pounds of copper produced[1]	197,082	171,548

1 Contained copper in concentrate.

Peru	Three Months Ended
	Dec. 31, 2022		Sep. 30, 2022		Dec. 31, 2021
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	41,647	0.70	35,197	0.72	27,756	0.55
Milling	50,723	0.85	52,043	1.06	40,121	0.80
G&A	14,817	0.25	13,421	0.27	18,351	0.36
Onsite costs	107,187	1.80	100,661	2.05	86,228	1.71
Treatment & refining	11,962	0.20	10,814	0.22	8,636	0.17
Freight & other	15,607	0.26	12,905	0.26	11,609	0.23
Cash cost, before by-product credits	134,756	2.26	124,380	2.53	106,473	2.11
By-product credits	(54,563)	(0.92)	(41,659)	(0.85)	(41,900)	(0.83)
Cash cost, net of by-product credits	80,193	1.34	82,721	1.68	64,573	1.28

Peru	Year Ended
	Dec. 31, 2022		Dec. 31, 2021
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Mining	137,546	0.70	98,200	0.57
Milling	195,152	0.99	168,477	0.99
G&A	63,015	0.32	63,629	0.37
Onsite costs	395,713	2.01	330,306	1.93
Treatment & refining	39,587	0.20	32,365	0.19
Freight & other	50,284	0.25	41,316	0.24
Cash cost, before by-product credits	485,584	2.46	403,987	2.36
By-product credits	(173,488)	(0.88)	(139,885)	(0.82)
Cash cost, net of by-product credits	312,096	1.58	264,102	1.54

TSX, NYSE - HBM 2023 No. 2

Peru	Three Months Ended
	Dec. 31, 2022		Sep. 30, 2022		Dec. 31, 2021
Supplementary cash cost information	$000s	$/lb1	$000s	$/lb1	$000s	$/lb1
By-product credits[2]:
Gold[3]	19,934	0.33	12,793	0.26	24,325	0.49
Silver[3]	7,025	0.12	9,967	0.20	7,793	0.15
Molybdenum	27,604	0.47	18,899	0.39	9,782	0.19
Total by-product credits	54,563	0.92	41,659	0.85	41,900	0.83
Reconciliation to IFRS:
Cash cost, net of by-product credits	80,193		82,721		64,573
By-product credits	54,563		41,659		41,900
Treatment and refining charges	(11,962)		(10,814)		(8,636)
Share-based compensation expenses	95		(16)		145
Change in product inventory	(15,685)		(2,497)		(4,507)
Royalties	1,656		1,740		762
Depreciation and amortization[4]	58,256		56,614		54,078
Cost of sales[5]	167,116		169,407		148,315

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements, excluding impairment adjustments.

Peru	Year Ended
	Dec. 31, 2022		Dec. 31, 2021
Supplementary cash cost information	$000s	$/lb1	$000s	$/lb1
By-product credits[2]:
Gold[3]	68,630	0.35	61,510	0.37
Silver[3]	41,671	0.21	35,154	0.20
Molybdenum	63,187	0.32	43,221	0.25
Total by-product credits	173,488	0.88	139,885	0.82
Reconciliation to IFRS:
Cash cost, net of by-product credits	312,096		264,102
By-product credits	173,488		139,885
Treatment and refining charges	(39,587)		(32,365)
Inventory adjustments	(558)		(1,446)
Share-based compensation expenses	77		247
Change in product inventory	(31,348)		(13,743)
Royalties	5,367		3,503
Depreciation and amortization[4]	211,043		194,408
Cost of sales[5]	630,578		554,591

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements, excluding impairment adjustments.

TSX, NYSE - HBM 2023 No. 2

Copper Sustaining and All-in Sustaining Cash Cost Reconciliation

Consolidated	Three Months Ended
	Dec. 31, 2022		Sep. 30, 2022		Dec. 31, 2021
All-in sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	69,652	1.08	31,200	0.58	31,918	0.51
Cash sustaining capital expenditures	60,002	0.92	69,588	1.29	77,539	1.25
Capitalized exploration	11,500	0.18	-	-	8,000	0.13
Royalties	1,750	0.03	2,204	0.04	3,594	0.06
Sustaining cash cost, net of by-product credits	142,904	2.21	102,992	1.91	121,051	1.95
Corporate selling and administrative expenses & regional costs	11,876	0.19	11,384	0.21	14,729	0.24
Accretion and amortization of decommissioning and community agreements[1]	722	0.01	2,099	0.04	894	0.01
All-in sustaining cash cost, net of by-product credits	155,502	2.41	116,475	2.16	136,674	2.20
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	76,933		72,237		91,432
Capitalized stripping net additions	15,169		22,645		19,201
Total accrued capital additions	92,102		94,882		110,633
Less other non-sustaining capital costs[2]	41,585		34,649		43,176
Total sustaining capital costs	50,517		60,233		67,457
Right of use leased assets	(265)		(5,158)		(6,714)
Capitalized lease cash payments - operating sites	5,848		8,852		9,099
Community agreement cash payments	2,854		2,491		1,266
Accretion and amortization of decommissioning and restoration obligations	1,048		3,170		6,431
Cash sustaining capital expenditures	60,002		69,588		77,539

1 Includes accretion of decommissioning relating to non-productive sites, and accretion and amortization of current community agreements.

2 Other non-sustaining capital costs include Arizona capitalized costs, capitalized interest, capitalized exploration and growth capital expenditures.

TSX, NYSE - HBM 2023 No. 2

Consolidated	Year Ended
	Dec. 31, 2022		Dec. 31, 2021
All-in sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	197,931	0.86	163,262	0.74
Cash sustaining capital expenditures	255,725	1.11	268,190	1.22
Capitalized exploration	11,500	0.05	8,000	0.04
Royalties	11,144	0.05	15,274	0.07
Sustaining cash cost, net of by-product credits	476,300	2.07	454,726	2.07
Corporate selling and administrative expenses & regional costs	38,799	0.17	46,663	0.21
Accretion and amortization of decommissioning and community agreements[1]	4,416	0.02	2,830	0.01
All-in sustaining cash cost, net of by-product credits	519,515	2.26	504,219	2.30
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	259,281		346,335
Capitalized stripping net additions	89,262		79,426
Total accrued capital additions	348,543		425,761
Less other non-sustaining capital costs[2]	122,054		196,435
Total sustaining capital costs	226,489		229,326
Right of use leased assets	(25,695)		(26,685)
Capitalized lease cash payments - operating sites	33,271		35,071
Community agreement cash payments	9,486		1,691
Accretion and amortization of decommissioning and restoration obligations	12,174		28,987
Cash sustaining capital expenditures	255,725		268,390

1 Includes accretion of decommissioning relating to non-productive sites, and accretion and amortization of current community agreements.

2 Other non-sustaining capital costs include Arizona capitalized costs, capitalized interest, capitalized exploration and growth capital expenditures.

Peru	Three Months Ended
	Dec. 31, 2022		Sep. 30, 2022		Dec. 31, 2021
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	80,193	1.34	82,721	1.68	64,573	1.28
Cash sustaining capital expenditures	31,240	0.53	36,507	0.74	50,423	1.00
Capitalized exploration[1]	11,500	0.19	-	-	8,000	0.16
Royalties	1,656	0.03	1,740	0.04	762	0.02
Sustaining cash cost per pound of copper produced	124,589	2.09	120,968	2.46	123,758	2.46

1 Only includes exploration costs incurred for locations near to existing mine operations.

Peru	Year Ended
	Dec. 31, 2022		Dec. 31, 2021
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	312,096	1.58	264,102	1.54
Cash sustaining capital expenditures	133,313	0.68	146,044	0.85
Capitalized exploration[1]	11,500	0.06	8,000	0.05
Royalties	5,367	0.03	3,503	0.02
Sustaining cash cost per pound of copper produced	462,276	2.35	421,649	2.46

1 Only includes exploration costs incurred for locations near to existing mine operations.

TSX, NYSE - HBM 2023 No. 2

Gold cash cost and sustaining cash cost reconciliation

Manitoba	Three Months Ended		Year Ended
(in thousands)	Dec. 31, 2022	Sep. 30, 2022	Dec. 31, 2022
Net ounces of gold produced[1]	33,060	40,457	161,471

1 Contained gold in concentrate and doré.

Manitoba	Three Months Ended
	Dec. 31, 2022		Sep. 30, 2022
Cash cost per ounce of gold produced	$000s	$/oz	$000s	$/oz
Mining	38,112	1,153	40,659	1,005
Milling	14,868	450	16,573	410
Refining (zinc)	-	-	-	-
G&A	6,452	195	9,841	243
Onsite costs	59,432	1,798	67,073	1,658
Treatment & refining	8,006	242	11,038	273
Freight & other	6,448	195	9,173	226
Cash cost, before by-product credits	73,886	2,235	87,284	2,157
By-product credits	(43,407)	(1,313)	(78,565)	(1,941)
Gold cash cost, net of by-product credits	30,479	922	8,719	216

Manitoba	Year Ended
	Dec. 31, 2022
Cash cost per ounce of gold produced	$000s	$/oz
Mining	192,704	1,193
Milling	73,903	458
Refining (zinc)	32,755	203
G&A	62,439	387
Onsite costs	361,801	2,241
Treatment & refining	29,349	181
Freight & other	29,531	183
Cash cost, before by-product credits	420,681	2,605
By-product credits	(372,783)	(2,308)
Gold cash cost, net of by-product credits	47,898	297

Manitoba	Three Months Ended
	Dec. 31, 2022		Sep. 30, 2022
Supplementary cash cost information	$000s	$/oz1	$000s	$/oz1
By-product credits[2]:
Copper	15,382	465	28,617	707
Zinc	24,744	748	43,606	1,077
Silver[3]	2,567	78	6,099	151
Other	714	22	243	6
Total by-product credits	43,407	1,313	78,565	1,941
Reconciliation to IFRS:
Cash cost, net of by-product credits	30,479		8,719
By-product credits	43,407		78,565
Treatment and refining charges	(8,006)		(11,038)
(Curtailment) / past service pension	(2,384)		-

TSX, NYSE - HBM 2023 No. 2

Share-based compensation expenses	395	130
Inventory adjustments	7	2,074
Change in product inventory	(740)	32,223
Royalties	94	464
Depreciation and amortization[4]	21,152	33,197
Cost of sales[5]	84,404	144,334

1 Per ounce of gold produced.

2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments.

3 Silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements, excluding impairment adjustments.

Manitoba	Year Ended
	Dec. 31, 2022
Supplementary cash cost information	$000s	$/oz1
By-product credits[2]:
Copper	122,785	760
Zinc	224,043	1,388
Silver[3]	20,581	127
Other	5,374	33
Total by-product credits	372,783	2,308
Reconciliation to IFRS:
Cash cost, net of by-product credits	47,898
By-product credits	372,783
Treatment and refining charges	(29,349)
(Curtailment) / past service pension	(2,384)
Share-based compensation expenses	343
Inventory adjustments	4,111
Change in product inventory	28,223
Royalties	5,777
Depreciation and amortization[4]	126,572
Cost of sales[5]	553,974

1 Per ounce of gold produced.

2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments.

3 Silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements, excluding impairment adjustments.

Manitoba	Three Months Ended
	Dec. 31, 2022		Sep. 30, 2022
Sustaining cash cost per ounce of gold produced	$000s	$/oz	$000s	$/oz
Gold cash cost, net of by-product credits	30,479	922	8,719	216
Cash sustaining capital expenditures	28,762	870	33,081	818
Royalties	94	3	464	11
Sustaining cash cost per ounce of gold produced	59,335	1,795	42,264	1,045

Manitoba	Year Ended
	Dec. 31, 2022
Sustaining cash cost per ounce of gold produced	$000s	$/oz
Gold cash cost, net of by-product credits	47,898	297
Cash sustaining capital expenditures	122,412	758
Royalties	5,777	36
Sustaining cash cost per ounce of gold produced	176,087	1,091

TSX, NYSE - HBM 2023 No. 2

Combined Unit Cost Reconciliation

Peru	Three Months Ended
(in thousands except ore tonnes milled and unit cost per tonne)
Combined unit cost per tonne processed	Dec. 31, 2022	Sep. 30, 2022	Dec. 31, 2021
Mining	41,647	35,197	27,756
Milling	50,723	52,043	40,121
G&A1	14,817	13,421	18,351
Other G&A2	(152)	1,342	(1,937)
	107,035	102,003	84,291
Less: Covid related costs	689	929	4,041
Unit cost	106,346	101,074	80,250
Tonnes ore milled	7,796	7,742	8,049
Combined unit cost per tonne	13.64	13.06	9.96
Reconciliation to IFRS:
Unit cost	106,346	101,074	80,250
Freight & other	15,607	12,905	11,609
Covid related costs	689	929	4,041
Other G&A	152	(1,342)	1,937
Share-based compensation expenses	95	(16)	145
Change in product inventory	(15,685)	(2,497)	(4,507)
Royalties	1,656	1,740	762
Depreciation and amortization	58,256	56,614	54,078
Cost of sales[3]	167,116	169,407	148,315

1 G&A as per cash cost reconciliation above.

2 Other G&A primarily includes profit sharing costs.

3 As per IFRS financial statements, excluding impairment adjustments.

Peru	Year Ended
(in thousands except ore tonnes milled and unit cost per tonne)
Combined unit cost per tonne processed	Dec. 31, 2022	Dec. 31, 2021
Mining	137,546	98,200
Milling	195,152	168,477
G&A1	63,015	63,629
Other G&A2	(414)	(2,152)
	395,299	328,154
Less: Covid related costs	5,214	19,760
Unit cost	390,085	308,394
Tonnes ore milled	30,522	28,810
Combined unit cost per tonne	12.78	10.70
Reconciliation to IFRS:
Unit cost	390,085	308,394
Freight & other	50,284	41,316
Covid related costs	5,214	19,760
Other G&A	414	2,152
Share-based compensation expenses	77	247
Inventory adjustments	(558)	(1,446)
Change in product inventory	(31,348)	(13,743)
Royalties	5,367	3,503
Depreciation and amortization	211,043	194,408
Cost of sales[3]	630,578	554,591

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1 G&A as per cash cost reconciliation above.

2 Other G&A primarily includes profit sharing costs.

3 As per IFRS financial statements, excluding impairment adjustments.

Manitoba	Three Months Ended
(in thousands except tonnes ore milled and unit cost per tonne)
Combined unit cost per tonne processed	Dec. 31, 2022	Sep. 30, 2022	Dec. 31, 2021
Mining	38,112	40,659	58,891
Milling	14,868	16,573	22,193
G&A1	6,452	9,841	13,746
Less: G&A allocated to zinc metal production	-	-	(3,762)
Less: Other G&A related to profit sharing costs	1,939	(1,784)	-
Unit cost	61,371	65,289	91,068
USD/CAD implicit exchange rate	1.36	1.31	1.26
Unit cost - C$	83,363	85,225	114,751
Tonnes ore milled	345,492	362,108	682,292
Combined unit cost per tonne - C$	241	235	168
Reconciliation to IFRS:
Unit cost	61,371	65,289	91,068
Freight & other	6,448	9,173	6,828
Refined zinc	-	-	19,008
G&A allocated to zinc metal production	-	-	3,762
Other G&A related to profit sharing	(1,939)	1,784	-
Share-based compensation expenses	395	130	599
Inventory adjustments	7	2,074	-
(Curtailment) / past service pension	(2,384)	-	737
Change in product inventory	(740)	32,22	(11,740)
Royalties	94	464	2,832
Depreciation and amortization	21,152	33,197	35,849
Cost of sales[2]	84,404	144,334	148,943

1 G&A as per cash cost reconciliation above.

2 As per IFRS financial statements, excluding impairment adjustments.

Manitoba	Year Ended
(in thousands except tonnes ore milled and unit cost per tonne)
Combined unit cost per tonne processed	Dec. 31, 2022	Dec. 31, 2021
Mining	192,704	222,660
Milling	73,903	62,995
G&A1	62,439	52,963
Less: G&A allocated to zinc metal production and other areas	(6,523)	(14,656)
Less: Other G&A related to profit sharing costs	(20,075)	-
Unit cost	302,448	323,962
USD/CAD implicit exchange rate	1.30	1.25
Unit cost - C$	391,782	406,164
Tonnes ore milled	2,008,251	2,640,272
Combined unit cost per tonne - C$	195	154
Reconciliation to IFRS:

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Unit cost	302,448	323,962
Freight & other	29,531	29,545
Refined zinc	32,755	72,392
G&A allocated to zinc metal production	6,523	14,656
Other G&A related to profit sharing	20,075	-
Share-based compensation expenses	343	1,100
Inventory adjustments	4,111	5,445
(Curtailment) / past service pension	(2,384)	4,965
Change in product inventory	28,223	(4,437)
Royalties	5,777	11,771
Depreciation and amortization	126,572	163,516
Cost of sales[2]	553,974	622,915

1 G&A as per cash cost reconciliation above.

2 As per IFRS financial statements, excluding impairment adjustments.

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Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, statements regarding the company's production, cost and capital and exploration expenditure guidance, the anticipated timing of the company's issuance of new three-year production outlook, expectations regarding reductions in discretionary spending, capital expenditures and net debt, expectations regarding the impact of inflationary pressures on the company's cost of operations, financial condition and prospects, expectations regarding the company's cash balance and liquidity for 2023, expectations regarding the Copper World project, including with respect to the company's plans for a pre-feasibility study and the estimated timelines and pre-requisites for sanctioning the project, expectations regarding the permitting requirements for the Copper World project and permitting related litigation, the company's ability to increase the mining rate at Lalor beyond 4,650 tonnes per day, the anticipated timing for completing the Stall recovery improvement program, expectations regarding the ability to conduct exploration work on the Maria Reyna and Caballito properties and to advance related drill plans, expectations regarding the duration and potential impact of short-term mine plan changes implemented at Constancia, expectations regarding the ability for the company to reduce greenhouse gas emissions, the company's evaluation of opportunities to reprocess tailings, expectations regarding the prospective nature of the Maria Reyna and Caballito properties, the anticipated impact of brownfield growth projects on the company's performance, anticipated expansion opportunities in Snow Lake, anticipated drill programs, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the company's financial performance to metals prices, events that may affect its operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay has identified and were applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

  the ability to achieve production and cost guidance;
  the ability to achieve discretionary spending reductions without impacting operations;
  no significant interruptions to operations due to social or political unrest in the regions Hudbay operates, including the navigation of the complex environment in Peru;
  no interruptions to the company's plans for advancing the Copper World project;
  the ability to ramp up exploration in respect of the Maria Reyna and Caballito properties and to advance related drill plans;
  the ability to ramp up the Lalor mine beyond 4,650 tonnes per day;
  the success of mining, processing, exploration and development activities;

TSX, NYSE - HBM 2023 No. 2

  the scheduled maintenance and availability of the company's processing facilities;
  the accuracy of geological, mining and metallurgical estimates;
  anticipated metals prices and the costs of production;
  the supply and demand for metals the company produces;
  the supply and availability of all forms of energy and fuels at reasonable prices;
  no significant unanticipated operational or technical difficulties;
  the execution of the company's business and growth strategies, including the success of its strategic investments and initiatives;
  the availability of additional financing, if needed;
  the ability to complete project targets on time and on budget and other events that may affect the company's ability to develop its projects;
  the timing and receipt of various regulatory and governmental approvals;
  the availability of personnel for the company's exploration, development and operational projects and ongoing employee relations;
  maintaining good relations with the labour unions that represent certain of the company's employees in Manitoba and Peru;
  maintaining good relations with the communities in which the company operates, including the neighbouring Indigenous communities and local governments;
  no significant unanticipated challenges with stakeholders at the company's various projects;
  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
  no contests over title to the company's properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of the company's unpatented mining claims;
  the timing and possible outcome of pending litigation and no significant unanticipated litigation;
  certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and
  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, political and social risks in the regions Hudbay operates, including the uncertainty with respect to the political and social environment in Peru and its potential impact on the company's mining operations (as further described below), risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, uncertainties related to the development and operation of the company's projects, risks related to the Copper World project, including in relation to permitting, litigation, project delivery and financing risks, risks related to the new Lalor mine plan, including the ability to convert inferred mineral resource estimates to higher confidence categories, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading the company's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of the company's reserves, volatile financial markets and interest rates that may affect the company's ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company's ability to comply with its pension and other post-retirement obligations, the company's ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Risk Factors" in the company's most recent Annual Information Form and under the heading "Financial Risk Management" in the company's management's discussion and analysis for the year ended December 31, 2022.

TSX, NYSE - HBM 2023 No. 2

Additionally, as a result of the heightened tensions, protests and social unrest in Peru following a recent change in the country's political leadership, the company has experienced intermittent disruptions to commerce and supply chains, including the ability to steadily receive critical supplies, and transport and sell concentrates. A prolonged disruption of logistics and supply chains may adversely impact operations at Hudbay's Constancia mine. Given the uncertainty of the duration and extent of the social and political tensions in Peru, and the relative contribution of the company's Peru operations to its overall output, Hudbay's 2023 production and cost guidance is subject to a higher-than-normal degree of uncertainty.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a diversified mining company with long-life assets in North and South America. The company's Constancia operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Its Snow Lake operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Hudbay has an organic pipeline that includes the Copper World project in Arizona and the Mason project in Nevada (United States), and its growth strategy is focused on the exploration, development, operation, and optimization of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay's mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. Further information about Hudbay can be found on www.hudbay.com.

For further information, please contact:

Candace Brûlé

Vice President, Investor Relations

(416) 814-4387

candace.brule@hudbay.com

________________________

i Adjusted net earnings and adjusted net earnings per share; adjusted EBITDA; cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits; cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits; net debt and unit operating cost per tonne are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

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ii Calculated using the mid-point of the guidance range.